As filed with the Securities and Exchange Commission on October 14, 2002 Registration No. 0-49636

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM 10-SB
                                AMENDMENT NO.2

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             VIKING SYSTEMS, INC.
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


             Nevada                                            86-0913802
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


2501 Dunlap Avenue, Suite 102, Phoenix, Arizona                85021
-----------------------------------------------              ----------
   (Address of principal executive offices)                  (Zip Code)

Issuer's telephone number:          (602) 678-5544
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ---                                           ---
Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ------------------------------------------
                              (Title of Class)

==============================================================================

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                            VIKING SYSTEMS, INC.

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  8

Item  3.     Description of Property...................................... 10

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 11

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 12

Item  6.     Executive Compensation....................................... 14

Item  7.     Certain Relationships and Related Transactions............... 15

Item  8.     Description of Securities.................................... 16

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 17

Item  2.     Legal Proceedings............................................ 17

Item  3.     Changes in and Disagreements with Accountants................ 17

Item  4.     Recent Sales of Unregistered Securities...................... 18

Item  5.     Indemnification of Directors and Officers.................... 19

PART F/S

             Financial Statements......................................... 20

PART III

Item  1.     Index to Exhibits............................................ 20

Item  2.     Signatures................................................... 20

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                                    PART I
ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization
------------------------
VIKING SYSTEMS, INC. ("Viking"), was incorporated in Nevada on May 28, 1998, for the purpose of providing training and curriculum for the information technology industry on "Open Source" topics. "Open Source" refers to software which has its source code open and available for anyone to see, utilize or alter. The cornerstone of "Open Source" software is the Linux operating system. Linux, a computer operating system like Windows or Unix, is different in that it is not proprietary as it is written and distributed under the GNU General Public License which means that its source code is freely-distributed and available to the general public.

Since our organization, we established a training center in Phoenix, Arizona and developed and taught three courses including: "Linux New User", "Linux Install and Config" and "Linux System Administration". We also developed and taught 8 mini-courses, typically 4 days each week for about 3 hours per evening, over a two week period, which gave participants a basic understanding of Linux. In conjunction with the training program, we developed three publications for classroom based instruction (including both student guides and instructor manuals) on: "Linux New User", "Linux Install and Config", and "Linux System Administration". Student and Instructor manuals for "Linux New User" are currently available for sale although we have not attempted and do not plan to secure copyright protection for our publications or trademark protection for our programs. Our clients for the training center have included employees of Corel, New Horizons, Productivity Point International, Compaq, Honeywell, DeVry Institute, Wave Technologies, Giant Industries, IQS (Japan), Vortex Data Systems, and (i)Structure, Inc.

However, the costs of maintaining the training center and the support to develop new curriculum exceeded the revenues we generated. We have had net losses for each of the past two years and had an accumulated deficit of $276,160 at December 31, 2001. Our independent auditors included a comment in the December 31, 2001 financial statements expressing substantial doubt about our ability to continue as a going concern. Therefore, we determined that we should refocus our business plan to new areas that we believe will generate more revenues and be more cost efficient. Accordingly, since January of 2001, no new classes have been scheduled, nor are there any plans to schedule additional classes, although we will continue to sell our training publications and contract to provide training programs to those clients who request such training "on-site".

Current Business Plans
----------------------
Our new business plan is to offer a variety of software products and related support services based upon Linux and other "Open Source" tools. The business plan centers on software application products sales or "vertical market web based applications," plus related training and support. Although we do not have contracts or agreements to sell any of the products currently under development, we hope to negotiate such agreements upon successful completion of the development process. While there is no guarantee that any of these products will ever be commercially successful, we are engaged in continuing discussions with potential clients who have expressed great interest in purchasing such products and related services.

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Vertical Market Web Based Applications

The first product currently being developed under this category is a web site creation application for real estate agents. The application is produced by us using open source software including Linux, PHP, Perl, Python and other such products. The application itself is a product of our programming, not the programming software. This product is not a software product but rather a subscription based web application that allows real estate agents to do the following:

  - Easily establish a presence on the internet   a website that can quickly
and conveniently be established from a password protected administration page;

  - Easily manage their property listings themselves through a web-based administration page where pictures and descriptions for listings can be changed whenever desired; and

  - Easily produce high quality real estate flyers and brochures through an administration page that has a web-based interface with Viking's printers.

Real estate agents will be able to create a web site by logging onto an administration page where they can choose from a variety of "looks" (styles) and colors to closely reflect what they want to represent them. Also from the administration page, the agents will be able to input information about themselves, their company, their affiliations, connections, and listings. Agents will be able to get and send email, upload pictures of their listings and input information to update or add listings right from an html page rather than going through an FTP or email client. Another feature includes a contact management database and activities which can interact with that database. For example, agents will be able to print out information sheets directly from their administration page based upon their listings. Through their contact manager, they will be able to send these information sheets or other materials to potential clients.

No money is required to finish this product, just time - we estimate we need approximately three months to complete a marketable product. The steps we need to take to finish and approximate hours required are as follows:
  -Complete the Administration Utility to allow management of the accounts;
   (10.0 hrs).
  -Code and test the automated billing system; (8.0 hrs).
  -Finish coding the web sites to use the information in the Viking Database;
   (5.0 hours).
  -Relocate the 'VIKING' database that holds all the information about these sites over to the production server; (5.0 hrs).
  -Complete the 'Themes' and 'Layout Options' for each of the applications packages, including button, background, and layouts; (15.0 hrs).
  -Create Automated Flyer Generation System; (5.0 hours).
Although 50% of the development work is completed, two real estate agents in the Phoenix area are currently beta testing, managing their "properties
listings" through an administrative  web page developed by Viking.   We have
been invited to present the product to a large group of realtors at its completion. The feedback from our beta testers is very positive. Although the price for this service has not been set, we expect to charge a setup fee of between $100 and $200, depending on the number and complexities of services requested, and a monthly maintenance fee, which includes web hosting, a URL address, and system administration, estimated to be approximately $75 per month. If our plan is successfully implemented, we may consider expanding these services to include virtual tours, printing, and other services which a realtor might need.


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Our plan for introducing this vertical market web based application area involves direct market advertising. This approach is accomplished through direct emails as well as direct mailings. We intend to send an html based presentation as an email which will have a link to our website where the potential client is able to view a complete demonstration of the product. As this is a web based product, the logical step of marketing through the web is natural. Similar "printed" material will be sent via regular mail to test that means of marketing as well. We have begun to research and compile a database of email and regular mail addresses for real estate agents, most of whom publish such information to make themselves easily accessible.

Competition is this area consists of many web design companies including many of the real estate companies with which agents have affiliations, such as Realty Executives, and Century 21, among others. Some of these companies provide personal web sites to their agents for a fee ranging from approximately $20 to $100 per month. Other than real estate companies, Realtor.com is perhaps the largest affiliation for real estate agents and our largest national competitor as they provide web sites to agents for a fee of approximately $100 per month. What sets us apart from all of these competitors is that these competitors offer an agent a self-administered web site, while our product offers much more. In addition to the web site, our product is a tool for helping build and maintain a real estate agent's business which also gives agents an internet based office accessible anywhere there is an internet connection. When the product is finished with all the desired functions, the real estate agent will have the option of just having a tool to create an internet presence with a website and have an administration page to manage listings. We will also offer value added services through a personal administrative login page This page has access to the real estate agent's personal data base or contact manager with names, addresses, etc. of clients, potential clients, and the ability through his administration page to write business letters complete with logo, or track the showings of his listings to report to his clients and to keep track of the flow of each listing, from listing to escrow and final sale. Truly a web-based desktop.

We believe that a real estate agent would prefer a self-administered site because it is our experience and feedback from agents that most realty firms do not administer a site or sites for the benefit of individual agents, but rather for the benefit of the company. Agents appear to us to compete for attention to bring business to them individually. Most agents have the MLS (multiple listing service) which gives them one picture and some description, but it is up to the agent to administer his or her MLS listings to add pictures or further information. The same is true of Realtor.com which will take information from the MLS listings and generate a presence for an individual agent but still require the agent to administer the site to add additional information. Some of the more productive agents we have noticed may have one or two assistants, partially to keep those sites up to date with the best coverage. By contrast, we have created an easy method for an individual agent to manage listings and attract business individually.

We are considering other potential products for this vertical market web based application area including a web site application for small businesses similar to the real estate agent application. This future product will be designed for "mom and pop" small businesses which want to expand their services to the internet and would like to self-administer their site. Product functions would include the html-based back office, which would allow businesses to invoice, schedule, write letters, send emails, and have an online address book, as well as other business related tools. We have not done extensive research into a marketing plan or the competition for this proposed product.

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We currently provide web hosting for businesses requesting those services.  We are connected to a T-1 line at our current location and maintains our own servers. This web hosting service can be expanded as needed to accommodate any additional hosting requirements for the above products. We are hosting a few real estate agent websites which have the listings management feature functional. These agents are beta testers using it for their business to give us the feedback necessary to make it competitive. Two other agents are being hosted but do not have the managed listings administration page. The automated generation of a website has not been completed as of yet, which is why we have not marketed this product.

Training and Support Services

We are abandoning all areas of training based on our former training center programs and materials except in the case where a company desires Linux training at their facility and will pay $1,000 per day plus expenses and commit for a minimum of one week. We do not intend to advertise or solicit this business.

However, we intend to provide support and servicing to all clients utilizing our web-based application products. This training will be based on the particular application product purchased and will be primarily instruction in the use of the product and hands-on demonstration of new or improved features. As our client base increases, we anticipate that the service component in this area will increase without any additional marketing efforts. Because we intend to continue to update our existing products and continue to develop new products, we expect to maintain a competitive advantage in both experience and product knowledge for offering such support services for our products.



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Supplies
--------
We use open source software to do the programming for our web-based applications. Because the software is open source, there are no licensing or other fees or rights connected with the use of the software. We do not resell software. We utilize software for programming which creates the way applications work.

Research and Development
------------------------
Because we have limited monetary resources, we have entered into an oral contingency agreement with Leon Hauck to develop our web-based products. Mr. Hauck will be paid only if the products he creates produce revenue for us, at which time he will be paid $75 per hour for the time he spent to develop such products. He can spend no more than 60 hours per month on their development and can only receive a maximum of 25% of the revenue generated from each successful product until his hourly fee has been satisfied. There is no accrued debt to us appearing in our financial statements as we have no obligation to pay until such time as revenue is generated from such products. Mr. Hauck is working on the web-based applications including the real estate web hosting and services, the web-desktop and all that relate to it, ie. email, faxing, printing.

Intellectual Property Rights
----------------------------
At this time, we have not sought intellectual property protection for any of our proposed products.

Personnel
---------
We currently have no employees. Leon Hauck is working on a contingency basis pending the successful marketing of current software products as described above. There are no employment contracts or alternative compensation arrangements in place at this date.

Facilities
----------
Our corporate office is located at 2501 West Dunlap Ave. Suite 102, Phoenix, AZ 85021, which provides office space of approximately 500 sq feet for our officers. See Item 3, DESCRIPTION OF PROPERTIES.

Government Regulation
---------------------
To the best of our knowledge, there are no government regulations in place or proposed that would have a significant effect on our business.

Reasons for Registration
------------------------
We are voluntarily filing this registration statement on Form 10SB in order to make information concerning ourselves more readily available to the public, in particular so that our securities may be eligible to be quoted on the NASDAQ OTC Bulletin Board (the "OTCBB").

As a result of filing this registration statement, we are obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. We intend to continue to voluntarily file these periodic reports under the Exchange Act even if our obligation to file such reports is suspended under applicable provisions of the Exchange Act.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Cautionary Statement Regarding Forward-looking Statements
---------------------------------------------------------
This report may contain "forward-looking" statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of our management or our Board of Directors; (c) statements about our future economic performance; (d) statements of assumptions underlying other statements and statements about us and our business relating to the future; and (e) any statements using the words "anticipate," "expect," "may," "project," "intend" or similar expressions.

Results of Operations
---------------------
General
-------
From January 2001 until now, our revenues have been generated primarily by our Linux training programs and sales of training materials. During fiscal year 2001, no training classes were scheduled, and our revenues were generated primarily through consulting services and system and networking setups, website designing and web hosting. Our revenues decreased because of a change in our business strategy and the resulting decrease in training revenues as we make the transition to our new products. We expect our general and administrative expenses will exceed our revenues for the next six to twelve months as we continue to develop our new products and attempt to bring the new products to market, although we intend to keep such expenses to a minimum during this period.

Three and Six Month Periods Ended June 30, 2002 compared to 2001
----------------------------------------------------------------
Revenues and General and Administrative Expenses. For the three and six month periods ended June 30, 2002, our revenues were $4,527 and $9,809, respectively, with general and administrative cost of $15,117 and $21,070, for a net losses of $10,590 and $11,261, respectively. For the three and six month periods ended June 30, 2001, our revenues were $5,232 and $5,644, respectively, with general and administrative expenses of $22,954 and $39,548, for a net losses of $17,722 and $33,904, respectively. The losses per share (basic and diluted)for periods ended June 30 was $0.00 based on a weighted average common shares of 2,471,150, compared to losses $0.01 and $0.02 per share (basic and diluted), respectively, based on a weighted average common shares of 1,917,178 for the same periods ended June 30, 2001.

Liquidity and Capital Resources
-------------------------------
At June 30, 2002, we had a working capital deficit of $28,672, based on current assets of $1,738, consisting of $637 in cash, $860 in accounts receivable and $241 in prepaid expenses. Our current liabilities consist of accounts payable of $30,410. We also have a total of $17,813 in long term related party notes payable. The source of our liquidity has primarily been the issuance of common stock and loans from related parties.

Net cash used in operating activities for the six months ending June 30, 2002 was $5,704, compared to $36,440 used during the comparable period in 2001. Net cash used in investing activities was $0 for the period ending June 30, 2002, compared to $129 during the comparable period in 2001. Net cash provided by financing activities for the period ending June 30, 2002 was $5,125, consisting of advances from a related party, compared to $37,000 for the same period in 2001, consisting of a $2,000 advance from a related party and $35,000 received from the issuance of common stock.

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Because we had an accumulated deficit of $287,421 at June 30, 2002, have a working capital deficit and limited internal financial resources, our financial statements at June 30, 2002 contain a going concern modification as to our ability to continue. During 2001, we began to effect measures to reduce cash outflows and increase working capital through the issuance of additional shares of common stock for cash, services and conversion of debt.

At June 30, 2002, we are aware of our ongoing cash requirements and have implemented a cash flow plan, including continued limiting of general and administrative expenses. We intend to continue to raise operating capital through debt financing from certain current shareholders and also through the sale of additional common stock. We expect to be able to raise sufficient funds through the above means to finance operations for the next twelve months, however we have no specific commitments for loans or for the purchase of any securities at the date of this filing.

Year ended December 31, 2001 compared year ended December 31, 2000
------------------------------------------------------------------
Our total revenues for the year ended December 31, 2001 were $13,059 compared to $85,945 for the year 2000. The substantial decrease in revenues is attributable the change in our business strategy and the resulting decrease in training revenues as we make the transition to our new products. Our general and administrative expenses for the year ended December 31, 2001 declined to $58,863 from $229,530 for the same period in the prior year because we reduced staff and office expenses when we stopped running our training programs. We expect general and administrative expenses will exceed revenues for the next six to twelve months as we continue to develop our new products and attempt to bring the new products to market, although we intend to keep such expenses to a minimum during this period.

We experienced a net loss of $45,804 for the year ended December 31, 2001 compared with a net loss of $143,585 for the year 2000. The loss per share for the year ended December 31, 2001 was $0.02 based on a weighted average common shares of 2,197,208, compared to $0.11 based on a weighted average common shares of 1,329,613 for the year ended December 31, 2000.

Liquidity and Capital Resources
-------------------------------
At December 31, 2001, we had a working capital deficit of $24,076, with cash of $1,216, accounts receivable of $1,130 and prepaid expenses of $702. The source of our liquidity in 2001 and 2000 was primarily the issuance of common stock and loans from related parties.

Cash used in operations for the year 2001 was $43,930, compared to $118,262 used in operating activities in the year 2000. In 2001, our accounts receivable decreased due to our switch from training programs and services to product development. In 2001, we eliminated a cash overdraft of $2,630 resulting from checks written in excess of our existing cash balance in 2000, and reduced our accounts payable compared to 2000.

Cash used by investing activities in 2001 was $129 for equipment purchases, compared to $8,726 for equipment purchases in 2000 related to our training programs. Our management expects to limit investing activities until revenues begin to rise.

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Cash from financing activities in 2001 totaled $45,275, consisting of $10,275 in proceeds from related party loans from officers Dennis Blomquist ($4,150) and Evan Blomquist ($125), and shareholder Mark Scharmann ($6,000), and $35,000 from the sale of our restricted common stock. By comparison, in 2000 cash from financing activities was $126,936, including proceeds from related party loans totaling $20,785 from officers Dennis Blomquist ($15,782), Evan Blomquist ($3,503, offset by $15,000 repayment of prior loans) and shareholders William Marky ($3,000) and Richard Wallace ($13,500), and $106,151 from the sale of our common stock.

In fiscal 2001, we issued 350,000 shares of restricted common stock in a private placement at a price of $0.10 per share for aggregate proceeds of $35,000. In addition, we issued 765,000 shares of restricted common stock to various parties at a price of $0.10 per share for conversion of debt in the amount of $76,500. Of these shares, 350,000 were issued to Dennis Blomquist, our president, 50,000 were issued to Evan Blomquist, a director, and 150,000 were issued to Leon Hauck, our vice-president. The remaining shares were issued to shareholders Richard Wallace (135,000 shares), Mark Scharmann (30,000 shares) and employee Adelina Musina (50,000).

Because the costs of maintaining the training center and the support to develop new curriculum exceeded the revenues we generated, we had an accumulated deficit of $276,160 at December 31, 2001, have a working capital deficit and limited internal financial resources, the report of our auditor at December 31, 2001 contains a going concern modification as to our ability to continue. During 2001, we began to effect measures to reduce cash outflows and increase working capital through the issuance of additional shares of common stock for cash, services and conversion of debt.

Impact of Inflation
-------------------
We do not anticipate that inflation will have a material impact on our current or proposed operations.

Seasonality
-----------
We have not experienced significant variations in sales of products attributable to seasonal factors.

ITEM 3.  DESCRIPTION OF PROPERTY

We rent space on a month to month basis at 2501 Dunlap Avenue, Suite 102, Phoenix, Arizona 85021. The current rental rate is $650 per month. We anticipate that our current space will be adequate for the next twelve months.

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ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of September 20, 2002 the name and address and the number of shares of our common stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by us to own beneficially, more than 5% of the 2,471,150 shares of our common stock issued and outstanding, and the name and shareholdings of each of our directors and of all of our officers and directors as a group.

Security Ownership of Certain Beneficial Owners
-----------------------------------------------
Title of Class     Name and Address            Number of Shares  % of Class(1)
--------------     ----------------            ----------------  ----------
Common Stock       Evan Blomquist                      550,000      22.3
                   18635 North 22nd Lane
                   Phoenix, AZ 85027

Common Stock       Dennis Blomquist                    850,000      34.4
                   7777 E. Main Street, #251
                   Phoenix, AZ 85251

Common Stock       Richard Wallace                     535,000      21.6
                   151 South Thurston Ave.
                   Los Angeles, CA 90049

Securities Ownership of Management
----------------------------------

Common Stock      Dennis Blomquist, President,
                   Treasurer and Director               - See above -

Common Stock      Leon Hauck, Vice President,          150,000       6.1
                   Secretary and Director

Common Stock      Evan Blomquist,
                   Director                             - See above -

Common Stock       Officers and Directors            1,550,000      62.7
                    As a Group (3 persons)
------------------------------
In the preceding table:
(1) percentages have been rounded to the nearest 1/10 of 1%.

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ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The names and ages of our executive officers and directors and the positions held by each of them are set forth below:

  Name                  Age   Position                Dates Served
  ----                  ---   --------                ------------
  Dennis Blomquist       49   President and Director  1998 to 2001 as Vice
                                 and Treasurer        president and director,
                                                      appointed as President
                                                      in March 2001

  Leon Hauck             38   Vice President and      March 2001 to present
                              Secretary

  Evan Blomquist         39   Director                1998 to present

     All directors of the Company will hold office until the next Annual Meeting of Shareholders and until their successors have been elected and qualified.

Dennis Blomquist. Mr. Blomquist is one of our founders, serving as our Vice-president from inception in May 1998 until March 2001, when he was appointed as President and Treasurer. In addition to his work for us, he has been self employed for the past eight years as a business consultant providing data base administration, development and computer related services to a variety of businesses. From June 1996 to December 1997, Mr. Blomquist worked for Parami Productions, Inc., Studio City, California, a film and television development company as director of development. Mr. Blomquist has had experience as an officer, director, or in similar positions of certain non-public companies, the most recent of which association ended more than ten years ago. From 1993 to 1998, Mr. Blomquist was an officer and director of Rexford, Inc., a public company which had no business operations during his tenure and which subsequently was merged into Lexon Technologies, Inc. in 1998.

Leon Hauck joined us in March 2001 as Vice-president and Secretary, although Mr. Hauck has been a consultant for our training programs and done work for us as a systems administrator since 2000. From 1986 to 1997, Mr. Hauck worked for Paychex Inc in many positions, including Computer Operations, Regional and National Technical Support Services, and Systems Programming. In 1997, Mr. Hauck left Paychex to pursue a career as an independent computer consultant in the Phoenix area. In this capacity, he has specialized in network installation and administration, office automation, and web site and network infrastructure development. With the advent of the Linux operating systems he has worked to integrate Linux servers into their networks to simplify and enhance the services at these sites.

From 1992 to present Mr. Hauck has been providing computer consulting and programming services to MacDaniel Signs, Inc., Phoenix, AZ. In 1995, Mr. Hauck replaced the windows based server with a Linux server which he has since improved and updated. The server includes a File Server to house all of data used by all computers in the office, a Print Server to handle all report printing done on site, a Fax System to answer all incoming faxes, store them on disk for later reference, and automatically print the faxes out on a standard laser printer, and an Internet Gateway which provides internet web and mail services for all computers on the network. Currently, Mr. Hauck is working on a Relational Database System (RDBMS) on which data from the old Windows based applications can be accessed. This RDBMS also facilitates the update of their databases from their web site, where customers can place installation and takedown orders online.

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From 1993 to present Mr. Hauck has been providing computer consulting and programming services to Corporate Events Organizers, Inc., Phoenix, AZ. In 1995, Mr. Hauck replaced the windows based server was replaced with a Linux server which now includes the File Server, Fax System, and Internet Gateway features. He has recently added a Linux based data processing system to analyze and import arrival and departure data received from clients which processed and organized information on 28,000 flight segments for 9,300 events attendees over the last two years.

From 1998 to present Mr. Hauck has been providing computer consulting services to Raising Arizona Kids Magazine publication offices. In 1998, Mr. Hauck incorporated a Linux based server into their network which now includes the File Server and Internet Gateway.

From 1999 to present Mr. Hauck has been providing computer consulting and programming services to Blank Place, Inc., La Quita, CA. In 1999, Mr. Hauck replaced the Windows based server was replaced with a Linux server which now includes the File Server and Internet Gateway.

Leon's extensive background in computer programming includes: c, c++, pascal/delphi, dbase, java, html, php, unix shell scripting, perl, python, tcl/tk, and sql, along with system administration of Unix (HP/UX and Linux) and MS Windows.

Evan Blomquist has 20 years of experience in the technology and information systems industry. Mr. Blomquist has worked in various positions, such as programmer, analyst, field service engineer, MIS coordinator, project leader and instructor. In 1995, Mr. Blomquist founded Media-23, an information systems consulting service for the electronic publishing industry. From January 2001 to the present, Mr. Blomquist has been a Technical Instructor in Sair Linux/GNU Certification program, Phoenix, Arizona. He has delivered GNU/Linux trainer preparation courses to instructors of leading corporate educators. Topics have included the four Sair Linux/GNU Certified Administrator (LCA) courses; Installation & Configuration, System Administration, Networking, and Security, Ethics, & Privacy. From May 1998 to December 2000, Mr. Blomquist was Director of Training for Viking Systems, Inc., Phoenix, Arizona. At Viking, he wrote a lean business plan and developed corporate training products and services exclusively on free and open source software topics. From May 1996 to May 1998, Mr. Blomquist was a Technical Instructor for Infinisys, Inc., Phoenix, Arizona. He delivered instructor-led technical courses on topics including: C/C++, Brio-SQR programming, web authoring with HTML, Unix fundamentals and Korn shell scripting (HP-UX). From May 1992 to April 1996, Mr. Blomquist was Sr. Programmer/Analyst for Oryx Press, Phoenix, Arizona, 5/92 to 4/96. He established and maintained the technical aspects of the Oryx Press Internet presence over a three year period, starting with a dedicated modem connection to an ISP and later negotiating a dedicated T1 feed. He also performed system administrator duties for web server (httpd & Plexus), ftp, email (pop3 & Sendmail), developed a complete catalog publishing system from internal DBMS maintenance to CGI programs for a web-accessed database and maintained and revised CIS.PUB, an administrative software package designed for the publishing company. From April 1991 to March 1992, Mr. Blomquist was MIS Coordinator for (Dataphaz)/ComputerLand, Phoenix, Arizona. He supported ComputerLands Store Management Systems (CSMS) for the Service Department, including hardware configuration, software support, and system administrator duties for a 30 workstation Novell v3.11 LAN. He also created programs and methods to assist the transition of information and operations to CSMS. Mr. Blomquist received a B.S. in Commercial Recreation Management from the University of Utah in 1988.

ITEM 6. EXECUTIVE COMPENSATION

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of our last three completed fiscal years to our chief executive officer and each of our other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 2001, the end of our last completed fiscal year):

                          SUMMARY COMPENSATION TABLE

                                                         Long Term Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                                            Other      Restricted
Name and                                    Annual      Stock     Options  LTIP     All other
Principal Position Year  Salary   Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----  ------   -------- ------------ ------   -------  ------  ------------
Dennis Blomquist,   2001  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President from      2000  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
March 2001 forward  1999  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-

Evan Blomquist,     2001  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President until     2000  $42,693   -0-       -0-         -0-      -0-      -0-       -0-
March 2001          1999  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-


Options/SAR Grants in Last Fiscal Year
--------------------------------------
     None.

Bonuses and Deferred Compensation
---------------------------------
     None.

Compensation Pursuant to Plans
------------------------------
     None.

Pension Table
-------------
     Not Applicable.

Other Compensation
------------------
     None.

Transactions with Promoters
---------------------------
Our officers and directors may be deemed to be promoters and, other than the transactions disclosed in ITEM 7 below, we have not engaged in any other transactions with promoters.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth below is provided by us based on what we believe may be material to the shareholders in light of all the circumstances of the particular case. The significance of the transactions disclosed may be evaluated by each shareholder after taking account the relationship of the parties to the transactions and the amounts involved in the transactions.

We periodically have received loans from officers and shareholders to fund continuing operations. At December 31, 2001, we owed $12,688 to such lenders with no specific repayment terms.

All of the loans were made on an oral basis with no fixed repayment schedule or interest terms. In April 2001, the board of directors determined to reduce outstanding debt by negotiating conversion to equity of some of the outstanding loans on the same terms as the March 2001 private placement, or $0.10 per share of restricted common stock. See Shares for Debt Conversion below.

We subleased office space to an officer during the 2001 fiscal year on a month to month basis. We received a total of $3,900 related to this rental.

Shares for Debt Conversion
--------------------------
In April 2001, we issued an aggregate of 765,000 shares of our restricted common stock for the conversion of $76,500 in outstanding debt. Of these shares, 350,000 were issued to Dennis Blomquist, our president, 50,000 were issued to Evan Blomquist, a director, and 150,000 were issued to Leon Hauck, our vice-president. The remaining shares were issued to shareholders Richard Wallace (135,000 shares), Mark Scharmann (30,000 shares) and employee Adelina Musina (50,000).

Founders' Shares
----------------
In May 1998, we issued an aggregate of 1,000,000 founders' shares to Evan and Dennis Blomquist for services in connection with the our formation, and contribution of proprietary technology and services for our initial operations. Because the shares were issued at inception and no historical cost basis for the contributed technology was established, no value was attributed to issuance of the founders' shares. These shares are subject to Lock-up Agreements described below.

Private placement
-----------------
In May 1998, we issued 200,000 shares of our restricted common stock to accredited investors, at a price of $0.10 per share for an aggregate of $20,000 cash.

Shares Issued for Legal Services
--------------------------------
In May 1998, we issued 50,000 shares of our restricted common stock to Elliott
N. Taylor, a partner in the law firm Taylor and Associates, Inc., Salt Lake City, Utah, as partial payment for legal services provided in connection with its formation and organization. The portion of the legal services provided by Mr. Taylor for which the shares were issued was valued at $0.10 per share, for total consideration of $5,000.

Lock-up Agreements
------------------
In connection with our intrastate public offering (pursuant to an exemption from registration provided by Rule 504 of Regulation D under the Securities Act of 1933, as amended, and the securities laws of the state of Utah), Evan and Dennis Blomquist (who own an aggregate of 1,000,000 shares of our issued and outstanding common stock), and other founders (who own in aggregate 100,000 shares of our issued and outstanding common stock) executed lock-up agreements which restrict sales of their shares. The restrictions prohibited all sales of shares held by them for two years following the completion of the public offering on June 1, 2000. After two years from the completion of the offering, 2 1/2% of the locked-up shares may be released for sale each
quarter.   All remaining restricted shares may be released on the anniversary of the fourth year from the completion of the public offering. The shareholders subject to the lock-up have agreed that we may place a legend on the certificates representing the shares and/or may issue appropriate stop-transfer instructions to our transfer agent.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock
------------
We are authorized to issue 20,000,000 shares of $0.001 par value common stock. At December 31, 2001, 2,471,150 shares were issued and outstanding. The holders of our common stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Shares of common stock do not carry cumulative voting rights.

Our shareholders have no pre-emptive rights to acquire additional shares of our common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of our liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be validly issued, fully paid, and nonassessable.

Holders of common stock are entitled to receive such dividends as our board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay cash dividends in the foreseeable future. However, there are no limitations imposed on dividend payout to shareholders by any of our loan holders or by contract and no any other limitations on shareholder rights exist.

Preferred Stock
---------------
We are authorized to issue 5,000,000 shares of $0.001 preferred stock.
At December 31, 2001, no shares were issued and outstanding. The authority to issue the preferred stock is vested in our board of directors, which has authority to fix and determine the powers, qualifications, limitations, restrictions, designations, rights, preferences, or other variations of each class or series within each class which we are authorized to issue.

Options
-------
None.

                                 PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The following table sets forth, for the respective periods indicated, the prices of our common stock as quoted in the National Quotation Bureau's Pink Sheets over the counter internet quotation service. Our common stock has been listed by the Pink Sheets under the symbol "VKSY" beginning in October 2000. Such over the counter market quotations are based on inter-dealer bid prices, without markup, markdown or commission, and may not necessarily represent actual transactions.

                                                   Bid Quotation
                                                   -------------
Fiscal Year 2001                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 12/31/01                  $   1.05              $  0.75
Quarter ended 9/30/01                     $   1.20              $  1.00
Quarter ended 6/30/01                     $   1.15              $  1.00
Quarter ended 3/31/01                     $   2.00              $  1.00

Fiscal Year 2000                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 12/31/00                  $   2.00              $  0.75
Quarter ended 9/30/00                     $   n/a               $   n/a
Quarter ended 6/30/00                     $   n/a               $   n/a
Quarter ended 3/31/00                     $   n/a               $   n/a

Fiscal Year 1999                          High Bid              Low Bid
----------------                          --------              -------
 N/A                                        N/A                   N/A

Fiscal Year 1998                          High Bid              Low Bid
----------------                          --------              -------
 N/A                                        N/A                   N/A


     The number of shareholders of record of our common stock as of September 20, 2002, was approximately 80.

     We have not paid any cash dividends to date and do not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     We are not a party to any pending legal proceedings and no such action by or against us, to the best of our knowledge, has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      We have not changed nor had any disagreements with our independent certified accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In May 1998, we issued an aggregate of 1,000,000 founders' shares to Evan and Dennis Blomquist for services in connection with our formation, and the contribution of proprietary technology and services for our initial operations. The above shares were issued in reliance on the exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) of the Act and the regulations promulgated thereunder.

In May 1998, we sold 200,000 shares of restricted common stock to accredited investors, at a price of $0.10 per share for an aggregate of $20,000 cash.
The above shares were issued in reliance on the exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) of the Act and the regulations promulgated thereunder.

In May 1998, we issued 50,000 shares of restricted common stock as payment for legal services in connection with our organization. The legal services provided were valued at $0.10 per share, for total consideration of $5,000. The above shares were issued in reliance on the exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) of the Act and the regulations promulgated thereunder.

During the year ended December 31, 2000, we sold 106,150 shares of common stock at a purchase price of $1.00 per share for aggregate offering proceeds of $106,150. The offering was made under the qualification provisions of
Section 61-1-10 of the Uniform Securities Act of the state of Utah, and is believed by us to be exempt from registration under federal law pursuant to
Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D, promulgated under the Act. The exemption under Rule 504, is available to any issuer who is not a reporting company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, or not a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Rule 504 allows a company to sell up to $1,000,000 of its securities within a 12-month period in an exempt transaction to an unlimited number of investors without regard to the investment sophistication of the investor. The shares of common stock were offered by our officers and directors exclusively to residents of the state of Utah. No commissions were paid in connection with the offer and sale of these shares. All purchasers were provided with an offering prospectus containing the type of information regarding us specified under Rule 502(b)(2) of Regulation D.

In March 2001, we sold 350,000 shares of restricted common stock to an accredited investor at a price of $0.10 per share for aggregate proceeds of $35,000. The above shares were issued in reliance on the exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) of the Act and the regulations promulgated thereunder.

In April 2001, we issued an aggregate of 765,000 shares of our restricted common stock for the conversion of $76,500 in outstanding debt. Of these shares, 350,000 were issued to Dennis Blomquist, our president, 50,000 were issued to Evan Blomquist, a director, and 150,000 were issued to Leon Hauck, our vice-president. The remaining shares were issued to shareholders Richard Wallace (135,000 shares), Mark Scharmann (30,000 shares) and employee Adelina Musina (50,000). The above shares were issued in reliance on the exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) of the Act and the regulations promulgated thereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following is a brief summary of certain indemnification provisions of our certificate of incorporation and the Nevada Revised Statutes. This summary is qualified in its entirety by reference to the text thereof.

Section 78.751 of the Nevada Revised Statutes confers on a director or officer an absolute right to indemnification for expenses, including attorneys' fees, actually and reasonably incurred by him to the extent he is successful on the merits or otherwise in defense of any action, suit, or proceeding. This section also entitles a director or officer to partial indemnification against expenses to the extent that he has been successful in defending any claim, issue, or matter asserted in such proceeding. The Nevada Revised Statutes indemnification section further permits the corporation to indemnify officers and directors in circumstances where indemnification is not mandated by the statute and certain statutory standards are satisfied.

The Nevada Revised Statutes expressly make indemnification contingent upon a determination that indemnification is proper in the circumstances. Such determination must be made by the board of directors, the shareholders, or independent legal counsel. The Nevada Revised Statutes also permit a corporation, in its articles of incorporation, bylaws, or an agreement, to pay attorneys' fees and other litigation expenses on behalf of a corporate official in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of the corporate official to repay such expenses to the corporation if it is ultimately determined that he is not entitled to be indemnified by the corporation. The corporation may also purchase and maintain insurance to provide indemnification.

The Nevada Revised Statutes also provide that indemnification authorized by the statute is not exclusive of, but is in addition to, indemnification rights granted under a corporation's articles of incorporation, an agreement, or pursuant to a vote of shareholders or disinterested directors.

The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to Section 78.751 of the Nevada Revised Statues.

Our articles of incorporation and bylaws contain specific provisions relating to indemnification of our directors, officers, employees, and/or agents, which provide that we will indemnify our officers and directors to the full extent permitted by the above referenced statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                 PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The accompanying interim financial statements for the period ended June 30, 2002 have been prepared by the Company, without audit, in accordance with the Regulation S-B pursuant to the rules and regulations of the Securities and Exchange Commission and, therefore may not include all information and footnotes necessary for a complete presentation of the financial position, results of operations, cash flows, and stockholders' equity in conformity with generally accepted accounting principles. In the opinion of management, all adjustments (which include only normal recurring accruals) necessary to present fairly the financial position and results of operations for the periods presented have been made. These financial statements should be read in conjunction with the accompanying notes, and with the historical financial information of the Company.

The balance sheet of Viking Systems, Inc. as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2001 and 2000, have been examined to the extent indicated in their reports by Tanner + Co., independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

                                  PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this amended Form 10SB pursuant to Item 601 of Regulation SB.

         SEC
Exhibit  Reference
No.      No.        Title of Document                   Location
-------  ---------  -----------------                   --------
3.01     3          Articles of Incorporation and
                     amendments thereto                 Original filing
3.02     3          Bylaws                              Original filing
4.01     4          Specimen Stock Certificate          Original filing

ITEM 2.  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, we have caused this amended registration statement to be signed on our behalf by the undersigned, thereunto duly authorized.

                                          VIKING SYSTEMS, INC.


DATED: October 14, 2002                   /S/Dennis Blomquist
                                          -------------------
                                          Dennis Blomquist, President
                                           (Chief Executive Officer and
                                            Principal Accounting Officer)

Viking Systems, Inc.
Balance Sheet
(Unaudited)

                                                                June 30,
                                                                  2002
                                                              ------------
Assets

Current assets:
 Cash                                                        $         637
 Accounts receivable                                                   860
 Prepaid expenses                                                      241
                                                              ------------
   Total current assets                                              1,738
                                                              ------------
Property and equipment, net of accumulated
 depreciation of $17,185                                             1,714
                                                              ------------
   Total assets                                              $       3,452
                                                              ============



Liabilities and Stockholders' Deficit

Current liabilities:
 Accounts payable                                            $      30,410

Long-term related party notes payable                               17,813
                                                              ------------
   Total liabilities                                                48,223
                                                              ------------
Stockholders' deficit:
 Preferred stock, $.001 par value, 5,000,000 shares
  authorized, no shares issued and outstanding                           -
 Common stock $.001 par value, 20,000,000 shares
  authorized; 2,471,150 shares issued and outstanding                2,471
 Additional paid-in capital                                        240,179
 Accumulated deficit                                              (287,421)
                                                              ------------
   Total stockholders' deficit                                     (44,771)
                                                              ------------
Total liabilities and stockholders' deficit                  $       3,452
                                                              ============






See accompanying notes to financial statements.

Viking Systems, Inc.
Statement of Operations
(Unaudited)

                                              June 30,
                          Three Months Ended           Six Months Ended
                          2002          2001          2002          2001
                       -----------   -----------   -----------   -----------
Revenue               $      4,527  $      5,232  $      9,809  $      5,644

General and
 administrative
 expense                    15,117        22,954        21,070        39,548
                       -----------   -----------   -----------   -----------
Net loss              $    (10,590) $    (17,722) $    (11,261) $    (33,904)
                       ===========   ===========   ===========   ===========
Net loss per common
 share -  basic and
 diluted              $      (0.00) $      (0.01) $      (0.00) $      (0.02)
                       ===========   ===========   ===========   ===========
Weighted average
 common shares -
 basic and diluted       2,471,150     1,917,178     2,471,150     1,917,178
                       ===========   ===========   ===========   ===========












See accompanying notes to financial statements.

Viking Systems, Inc.
Statement of Cash Flows
(Unaudited)



                                                     Six Months Ended
                                                          June 30,
                                                    2002            2001
                                                ------------    ------------
Cash flows from operating activities:
 Net loss                                      $     (11,261)  $     (33,904)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation expense                                 1,540           3,085
 Decrease (increase) in:
  Accounts receivable                                    270           6,246
  Prepaid expense                                        461            (221)
 Increase (decrease) in:
  Cash overdraft                                           -          (2,630)
  Accounts payable                                     3,286          (9,016)
                                                ------------    ------------
   Net cash used in
    operating activities                              (5,704)        (36,440)
                                                ------------    ------------
Cash flows from investing activities -
 property and equipment purchases                          -            (129)
                                                ------------    ------------
Cash flows from financing activities -
 Advances from related parties                         5,125           2,000
 Issuance of common stock                                  -          35,000
                                                ------------    ------------
   Net cash provided by
    financing activities                               5,125          37,000
                                                ------------    ------------
Net (decrease) increase in cash                         (579)            431

Cash, beginning of period                              1,216               -
                                                ------------    ------------
Cash, end of period                            $         637   $         431
                                                ============    ============
Supplemental Cash Flow Information:

No amounts were paid for interest or income taxes during the six months ended June 30, 2002 and 2001.

During the quarter ended June30, 2001, the Company issued 765,000 shares of stock to retire related party debt of $76,500.






See accompanying notes to financial statements.

Viking Systems, Inc.
Notes to Financial Statements
June 30, 2002

1.Summary of Significant Accounting Policies
The unaudited financial statements included herein were prepared from the records of the Company in accordance with accounting principles generally accepted in the United States of America. These financial statements reflect all adjustments (consisting of normal recurring items) which are, in the opinion of management, necessary to provide a fair statement of the results of operations and financial position for the interim periods. Such financial statements generally conform to the presentation reflected in the Company's Form 10-SB filed with the Securities and Exchange Commission. The current interim period reported herein should be read in conjunction with the Company's Form 10-SB subject to independent audit at the end of the year.

The results of operations for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Use of Estimates in the Preparation of Financial Statements -
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Common Equivalent Share -
The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year.

The computation of diluted earnings per share is based on weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of stock options and/or warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is anti-dilutive.

2. Going Concern
The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern. Such assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the financial statements for the periods ended June 30, 2002 and 2001, the Company has incurred losses and net cash outflows from operating activities. The Company also has negative working capital and a stockholders' deficit at June 30, 2002. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitability. Potential sources of cash include sale of the Company's stock, profitable operations, external debt, or alternative methods such as mergers or sale transactions. No assurances can be given, however, that the Company will be able to obtain any of these potential sources of cash.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Viking Systems, Inc.


We have audited the accompanying balance sheet of Viking Systems Inc. as of December 31, 2001, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2001 and 2000 These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Systems, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has continual losses and cash outflows from operations and has a stockholders' deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management's plan regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/ Tanner + Company
Tanner + Company
Salt Lake City, Utah
March 25, 2002

Viking Systems, Inc.
Balance Sheet




                                                                 December 31,
                                                                     2001
                                                                 ------------
Assets
------
Current assets:
   Cash                                                          $      1,216
   Accounts receivable                                                  1,130
   Prepaid expenses                                                       702
                                                                 ------------
     Total current assets                                               3,048
                                                                 ------------
Property and equipment, net of
 accumulated depreciation of $15,645                                    3,254
                                                                 ------------
     Total assets                                                $      6,302
                                                                 ============

Liabilities and Stockholders' Deficit
-------------------------------------
Current liabilities:
   Accounts payable                                              $     27,124
                                                                 ------------
     Total current liabilities                                         27,124
                                                                 ------------
Long-term related party notes payable                                  12,688
                                                                 ------------
Total liabilities                                                      39,812
                                                                 ------------

Contingencies                                                               -
                                                                 ------------

Stockholders' deficit:
   Preferred stock, $.001 par value,
    5,000,000 shares authorized, no
    shares issued and outstanding                                           -
   Common stock $.001 par value,
    20,000,000 shares authorized;
    2,471,150 shares issued and outstanding                             2,471
   Additional paid-in capital                                         240,179
   Accumulated deficit                                               (276,160)
                                                                 ------------
Total stockholders' deficit                                           (33,510)
                                                                 ------------
Total liabilities and stockholders' deficit                      $      6,302
                                                                 ============


See accompanying notes to financial statements.

Viking Systems, Inc.
Statement of Operations


                                             Years Ended
                                             December 31,
                                          2001          2000
                                       ---------     ----------
Revenue                                $  13,059     $   85,945

Cost of Revenues                           5,572         35,684
                                       ---------     ----------
Gross Profit                               7,487         50,261
                                       ---------     ----------
Selling, general and
 administrative expenses                 (53,291)      (193,846)
                                       ---------     ----------
Net loss                               $ (45,804)    $ (143,585)
                                       =========     ==========
Net loss per common share
 - basic and diluted                   $    (.02)    $     (.11)
                                       =========     ==========
Weighted average common
 shares - basic and
 diluted                               2,197,208      1,329,613
                                       =========     ==========





See accompanying notes to financial statements.

Viking Systems, Inc.
Statement of Stockholders' Deficit

Years Ended December 31, 2001 and 2000

                                                                        Additional
                         Preferred Stock            Common Stock         Paid-in    Accumulated
                      Shares       Amount       Shares        Amount     Capital      Deficit       Total
                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balance at,
December 31, 1999            -            -    1,250,000        1,250       23,750      (86,771)     (61,771)

Issuance of common
 stock for cash              -            -      106,150          106      106,044            -      106,150

Net loss                     -            -            -            -            -     (143,585)    (143,585)
                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balance at,
December 31, 2000            -            -    1,356,150        1,356      129,794     (230,356)     (99,206)

Issuance of common
 stock for cash              -            -      350,000          350       34,650            -       35,000

Conversion of debt
 to common stock             -            -      765,000          765       75,735            -       76,500

Net loss                     -            -            -            -            -      (45,804)     (45,804)
                    ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balance at
December 31, 2001            -   $        -    2,471,150   $    2,471   $  240,179   $ (276,160)  $  (33,510)
                    ==========   ==========   ==========   ==========   ==========   ==========   ==========





See accompanying notes to financial statements.

Viking Systems, Inc.
Statement of Cash Flows
                                            Years Ended
                                            December 31,
                                          2001          2000
                                       ---------     ---------
Cash flows from
 operating activities:
 Net loss                              $ (45,804)    $(143,585)
 Adjustments to reconcile
  net loss to net cash
  used in operating
  activities:
   Depreciation expense                    6,214         6,170
 Decrease (increase) in:
   Accounts receivable                     5,287          (320)
   Prepaid expense                          (227)         (285)
 Increase (decrease) in:
   Cash overdraft                         (2,630)        2,630
   Accounts payable                       (6,770)       17,128
                                       ---------     ---------
     Net cash used in
      operating
      activities                         (43,930)     (118,262)
                                       ---------     ---------
Cash flows from
 investing activities -
 property and equipment
 purchases                                  (129)       (8,726)
                                       ---------     ---------
Cash flows from
 financing activities -
 Proceeds from related
  party payables                          10,275        20,785
 Issuance of common stock                 35,000       106,150
                                       ---------     ---------
Net cash provided by
  financing activities                    45,275       126,935
                                       ---------     ---------
Net increase (decrease)
 in cash                                   1,216           (53)

Cash, beginning of year                        -            53
                                       ---------     ---------
Cash, end of year                      $   1,216     $       -
                                       =========     =========

Supplemental Cash Flow Information:

 - During the year ended December 31, 2001, the Company issued 765,000 shares of common stock to retire long-term related party notes payable of $76,500.
 - No amounts were paid for interest or income taxes during the years ended December 31, 2001 and 2000.



See accompanying notes to financial statements.

Viking Systems, Inc.
Notes to Financial Statements
December 31, 2001 and 2000


1. Organization and Summary of Significant Accounting Policies

Organization and Business
-------------------------
Viking Systems, Inc., (the Company) was organized as a corporation in the state of Nevada on May 28, 1998, for the purpose of providing training and curriculum for the information technology industry. During 2001 the Company changed its business focus to the development of software applications, hardware sales and leasing, and training and support. The Company has, at the present time, not paid any dividends. Dividends that may be paid in the future will depend on the financial requirements of the Company and other relevant factors.

Concentration of Credit Risk
----------------------------
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. When necessary, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Property and Equipment
----------------------
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful lives of the equipment. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in operations.

Revenue Recognition
-------------------
Revenues are generated from services related to web hosting, computer technical assistance and training services. Revenues are recognized when the following four revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) services have been rendered and the customer approves final product; (3) the selling price is fixed or determinable; and
(4) collectibility is reasonable assured. Amounts received prior to completion of services are recorded as deferred revenue.

As noted in the concentration of credit footnote, payment terms are extended to customers and there is no right of cancellation or refund.

Cost of Revenue
---------------
Cost of revenues consists primarily of product costs and labor related to revenues.

Viking Systems, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

1. Organization Summary of Significant Accounting Policies (Continued)

Income Taxes
------------
Deferred income taxes are provided, in amounts sufficient to give affect to timing differences between financial and tax reporting.

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Common and Common Equivalent Share
-----------------------------------------------
The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year.

The computation of diluted earnings per common share is based on weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of stock options and/or warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Reclassifications
-----------------
Certain reclassifications have been made to the December 31, 2000 financial statements to conform to the December 31, 2001 financial statement presentation.

2. Going Concern

The accompanying financial statements have been prepared under the assumption that the Company will continue as a going concern. Such assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As shown in the financial statements for the years ended December 31, 2001 and 2000, the Company has incurred losses and net cash outflows from operating activities. The Company also has negative working capital and a stockholders' deficit as of December 31, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitability. Potential sources of cash include continued contributions of services by officers of the Company, loans from officers, sale of the Company's stock, profitable operations, external debt, or alternative methods such as mergers or sale transactions. No assurances can be given, however, that the Company will be able to obtain any of these potential sources of cash.

Viking Systems, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

3. Proprietary Technology

When the Company was formed, 1,000,000 shares of common stock were issued in exchange for proprietary technology valued at $-0- based on the historical cost of the transferors of the technology.

4. Income Taxes

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

                                                       2001        2000
                                                    ---------   ---------
  Income tax benefit at statutory rate             $    9,000  $   40,000
  Change in valuation allowance                        (9,000)    (40,000)
                                                    ---------   ---------
                                                   $        -  $        -
                                                    =========   =========

Deferred tax assets are as follows:

                                                       2001        2000
                                                    ---------   ---------
  Operating loss carryforward                      $   55,000  $   46,000
  Valuation allowance                                 (55,000)    (46,000)
                                                    ---------   ---------
                                                   $        -  $        -
                                                    =========   =========

The Company has a net operating loss of approximately $276,000 which begins to expire in 2019. The amount of net operating loss carryforward that can be used in any one year will be limited by significant changes in ownership of the Company and by the applicable tax laws which are in effect at the time such carryforwards can be utilized.


5. Related Party Transactions

During the year ended December 31, 2001 the Company subleased office space to an officer/shareholder on a month to month basis. Total revenues related to this agreement during the year ended December 31, 2001 was $3,900.

The Company has periodically received financing from officers/ shareholders. As of December 31, 2001, the Company owed $12,688 related to this financing with no specific terms for repayment.

During the year ended December 31, 2001 the Company issued 765,000 shares of common stock to retire long-term related party notes payable of $76,500. The notes did not originally contain a conversion feature.

6. Contingencies

The Company has entered into an agreement with an officer of the Company wherein the officer will work on projects for the Company for which he will be paid only if the products he produces generate revenue for the Company. The amount to be paid to the officer is computed at $60 per hour up to 60 hours per month commencing October 1, 2001. The Company will pay to the officer 25% of its income from these projects.

Viking Systems, Inc.
Notes to Financial Statements
December 31, 2001 and 2000

6. Contingencies (continued)

As of December 31, 2001 no revenue had been generated from these products and nothing had been paid to the officer. As of December 31, 2001 the officer had spend approximately 91 hours on the projects and thus the Company has a contingent liability in the amount of $5,460.

7. Recent Accounting Pronouncements

In July 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001. Currently, the Company has no recorded goodwill and will assess how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operations in any future acquisitions.

The FASB recently issued FASB Statement No. 143 Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. This Statement amends SFAS 19. The effective date for this Statement is June 15, 2002. Currently, the Company has no plans to retire any of its tangible long-lived assets.

The FASB recently issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The new guidance resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Statement 144 is effective for fiscal years beginning after December 15, 2001. Management does not expect the Statement to have a material impact on its financial position or results of operations.